EX 99.28(d)(2)(iii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and AQR Capital Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 29th day of August 2011, and Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management”;
Section 12. “Duration and Termination”; and
Section 15. “Confidential Treatment”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete the existing sub-paragraph e) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it” in its entirety and replace it with the following:

e)
as a service provider to the Funds will cooperate fully with the Chief Compliance Officer of the Trust in the execution of his/her responsibilities to monitor service providers to the Funds under Rule 38a-1 under the 1940 Act, including any applicable document requests;

Add the following as a new sub-paragraph c) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it”, and re-number all sub-paragraphs alphabetically thereafter:

c)
will, upon reasonable request from the Adviser, provide reasonable assistance to the Adviser in connection with the foreign laws, regulations and regulatory requirements as set forth by foreign regulatory agencies, that are applicable to the Funds and that directly relate to the services provided by Sub-Adviser under this Agreement and will comply with the foreign laws, regulations and regulatory requirements as set forth by foreign regulatory agencies directly applicable to the Sub-Adviser's investment activities in such foreign markets on behalf of the Funds.

Delete Section 12. “Duration and Termination” in its entirety, and replace it with the following:

12.     Duration and Termination.  The Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, will continue in effect for two years from the effective date of the initial Investment Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement.  Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through June 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund(s), and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment.  (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.)  Section 10 and 11 herein shall survive the termination of this Agreement.

Delete Section 15. “Confidential Treatment” in its entirety, and replace it with the following:

15.     Confidential Treatment. All information and advice furnished by one party to the other party (including their respective agents, employees, and representatives and the agents, employees, and representatives of any affiliates) hereunder shall be treated as confidential and shall not be disclosed to third parties without the consent of the other party hereto, except (i) as required by applicable laws, rules and regulations, subpoenas, and court orders, or (ii) with respect to disclosure to a party’s officers, directors, employees, agents, representatives and professional advisors, and the agents and employees of any affiliates of the party, that need to know such information solely in connection with the performance of such party’s duties and obligations under this Agreement. In the event that any party is required to disclose the confidential information of the other party in accordance with subparagraph (i) above, such party will give notice to the other party whose confidential information is the subject of such request as soon as reasonably practicable so that such party may seek an appropriate protective order.  It is understood that any information or recommendation supplied by, or produced by, Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the officers, directors or employees of the Adviser and the Trust that have a need to know such information in connection with its duties and obligations and shall not be disclosed to any third party without the prior consent of the Sub-Adviser.  Furthermore, except as required by law (including, but not limited to semi-annual, annual or other filings made under the 1940 Act) or as agreed to by the Adviser and Sub-Adviser, the Adviser and Trust will not disclose any list of securities held by the Fund until it is either filed with the U.S. Securities & Exchange Commission or mailed out to shareholders, which filing or mailing shall not be made sooner than 30 days after quarter end in any manner whatsoever except as expressly authorized in this Agreement, except that the top 10 holdings may be disclosed 30 days after month end.  In addition, the Adviser may disclose to certain third party data or service providers to the Fund, who have entered into a confidentiality agreement with the Adviser, a list of securities purchased or sold by the Fund during the quarter.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 19th day of June 2013, effective May 30, 2013.

Jackson National Asset Management, LLC		AQR Capital Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Bradley D. Asness
Name:	Mark D. Nerud	Name:	Bradley D. Asness
Title:	President and CEO	Title:	Principal & Chief Legal Officer AQR Capital Management, LLC